                                                                    Exhibit 99.2
                                                                    ------------

                                                           FOR IMMEDIATE RELEASE
Contacts:

Yoram Bibring                            Jack McAvoy

ViryaNet                                 ViryaNet

508-490-8600, ext 3066                   508-490-8600, ext 3090
yoram.bibring@viryanet.com               jack.mcavoy@viryanet.com
--------------------------               ------------------------

                ViryaNet Reports Strong Fourth Quarter Results

Southborough, Mass. -- February 13, 2001 -- ViryaNet (NASDAQ: VRYA), a provider of wireless workforce management solutions for field service communities, today announced financial results for its fourth fiscal quarter and full year 2000.

Total revenues were $8.2M for the fourth fiscal quarter, ended December 31, 2000. This is an increase of 76% from $4.7M recorded for the fourth quarter of 1999, and up 10% compared to the third quarter of 2000.

For the quarter ended December 31, 2000, software license revenues were $5.5M, an increase of 297% compared to the fourth quarter of 1999, and an increase of 23% compared to the third quarter of 2000. Maintenance and services revenues were $2.7M, a decrease of 19% compared to the fourth quarter of 1999, and a decrease of 10% compared to the third quarter of 2000.

The Company reported net loss excluding amortization of deferred stock compensation for the fourth quarter of $1.5M, or $.07 per basic and diluted share, versus a net loss of $4.2M, or $1.56 per basic and diluted share for the fourth quarter of 1999.

The Company also reported net loss for the 2000 fourth quarter of $1.6M, or $.08 per basic and diluted share, versus a net loss of $4.7M, or $1.73 per diluted share for the fourth quarter of 1999.

ViryaNet Reports Strong Fourth Quarter Results - Page 2


ViryaNet closed fiscal year 2000 with annual revenues of $27.1M, an increase of 72% over fiscal year 1999. License revenues totaled $17.0M overall, increasing 299% compared with $4.3M in 1999. Services revenues were $10.1M overall, down 13% from $11.5M in 1999.

"We conclude year 2000 with a good quarter," indicated Win Burke, newly appointed chief executive officer (CEO) and president, ViryaNet. "New contracts included Switch and Data Facilities Company and Everest Connections. Revenues from repeat customers, upgrading to our Service Hub solution, also contributed to the success of the quarter. We also deepened our relationship with several key partners, who contributed significantly to Q4 revenues."

"2000 has been a solid year for ViryaNet," continued Win Burke. "After a great deal of industry uproar about call center automation, companies now are realizing that to become more competitive and boost customer satisfaction, they must also improve field service processes. The increasing concern for managing mobile workforces, particularly in the telecommunications industry, has validated our vision and business model. In 2001, our mission is to increase our market presence and educate organizations about the benefits of improving their field service operations with wireless and Internet-based technologies."

Year 2000 Accomplishments

In March, ViryaNet announced its name change from RTS Software in a strategic move to position itself as a dominant player in the market for wireless workforce management solutions. At the same time, it launched Service Hub, a wireless Internet platform that unites all constituents involved in the delivery of service, and on which the Company deploys its solutions for wireless workforce management. The Company continued releasing upgraded versions of its solution, including Service Hub 2.0 and Service Hub 3.0, which was honored with the "Best of Show" Award at the Field Service Solutions 2000 industry conference.

Throughout 2000, ViryaNet announced several new customers in the telecommunications sector, including ITC^DeltaCom, BGE Home, Everest Connections, and Citizens Communications, as well as high-tech and industrial automation vendors Symbol Technologies and Teraoka Seiko. In addition, the Company partnered with leading vendors such as Cap Gemini Ernst & Young, MetaSolv, Akili, AvantGo, and ClickSoftware, to bring best-in-class solutions to the field service industry.

ViryaNet Reports Strong Fourth Quarter Results - Page 3


The Company's most notable event was its initial public offering in September 2000, which raised money for international expansion, sales and marketing channel expansion, investment in research and development, and general corporate purposes.



About ViryaNet

ViryaNet is a provider of wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions feature application program interfaces (APIs) that allow organizations to integrate popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable deployment of the Company's solutions for wireless workforce management.


Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expectations, beliefs, intentions, or strategies regarding the capabilities of its products and its relationships with its customers. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.

                                      ###

                        VIRYANET LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                        2000              1999
                                                     ---------------------------
                                                               Audited
                                                     ---------------------------
                                                      U.S. dollars in thousands
                                                     ---------------------------
     ASSETS

CURRENT ASSETS :
  Cash and cash equivalents                          $ 21,838           $  1,886
  Restricted cash                                           -                 96
  Trade receivables                                     3,510              2,755
  Unbilled receivables                                  2,680                708
  Other receivables and prepaid expenses                2,960                902
                                                     --------           --------
Total current assets                                   30,988              6,347
-----
                                                     --------           --------
SEVERANCE PAY FUND                                        945                854
                                                     --------           --------
PROPERTY AND EQUIPMENT, NET                             2,907              1,491
                                                     --------           --------
                                                     $ 34,840           $  8,692
                                                     ========           ========

                      VIRYANET LTD. AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                             December 31,
                                                        2000              1999
                                                     ---------------------------
                                                               Audited
                                                     ---------------------------
                                                      U.S. dollars in thousands
                                                     ---------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
          (DEFICIENCY)

CURRENT LIABILITIES:
  Short-term bank credit                             $    145          $  5,283
  Current maturities of long-term loans                     -                11
  Trade payables                                        2,449             1,303
  Deferred revenues                                     1,956             7,150
  Other accounts payable and accrued expenses           5,312             3,905
                                                     --------          --------
Total current liabilities                               9,862            17,652
-----
                                                     --------          --------
ACCRUED SEVERANCE PAY                                   1,797             1,595
                                                     --------          --------
SHAREHOLDERS' EQUITY (DEFICIENCY):
  Share capital                                           610               397
  Additional paid-in capital                           98,328            37,728
  Accumulated other comprehensive loss                   (288)                -
  Deferred stock compensation                            (604)             (603)
  Accumulated deficit                                 (74,865)          (48,077)
                                                     --------          --------
Total shareholders' equity (deficiency)                23,181           (10,555)
-----
                                                     --------          --------
                                                     $ 34,840          $  8,692
                                                     ========          ========

                                 VIRYANET LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              Three months ended                Year ended
                                                                 December 31,                   December 31,
                                                         ---------------------------      -------------------------
                                                             2000            1999            2000           1999
                                                         -----------      ----------      ----------     ----------
                                                                   Unaudited                        Audited
                                                         ----------------------------------------------------------
                                                         U.S. dollars in thousands, except share and per share data
                                                         ----------------------------------------------------------
Revenues:
  Software licenses                                      $     5,546      $    1,397      $   17,027     $    4,269
  Maintenance and services                                     2,667           3,275          10,080         11,533
                                                         -----------      ----------      ----------     ----------
Total revenues                                                 8,213           4,672          27,107         15,802
                                                         -----------      ----------      ----------     ----------
Cost of revenues:
  Software licenses                                              408             146             938            952
  Maintenance and services                                     2,166           2,707           7,857          9,978
                                                         -----------      ----------      ----------     ----------
Total cost of revenues                                         2,574           2,853           8,795         10,930
                                                         -----------      ----------      ----------     ----------
Gross profit                                                   5,639           1,819          18,312          4,872
                                                         -----------      ----------      ----------     ----------
Operating expenses:
  Research and development                                     1,969           1,865           7,224          6,865
  Sales and marketing                                          4,689           2,992          16,385         13,537
  General and administrative                                   1,036             871           3,858          3,518
  Amortization of deferred stock compensation                    146             482           1,103            798
                                                         -----------      ----------      ----------     ----------
Total operating expenses                                       7,840           6,210          28,570         24,718
                                                         -----------      ----------      ----------     ----------
Operating loss                                                (2,201)         (4,391)        (10,258)       (19,846)
Financial income (expenses), net                                 568            (274)             77           (565)
Financial expenses related to beneficial conversion
  feature of convertible debenture                                 -               -         (16,607)             -
                                                         -----------      ----------      ----------     ----------
Net loss                                                 $    (1,633)     $   (4,665)     $  (26,788)    $  (20,411)
                                                         ===========      ==========      ==========     ==========
Preferred shares deemed dividend                         $         -      $        -      $        -     $     (303)
                                                         ===========      ==========      ==========     ==========
Net  loss to shareholders of Ordinary shares             $    (1,633)     $   (4,665)     $  (26,788)    $  (20,714)
                                                         ===========      ==========      ==========     ==========
Basic and diluted net loss per share                          $(0.08)         $(1.73)         $(3.34)        $(7.74)
                                                         ===========      ==========      ==========     ==========
Weighted average number of shares used in
  computing basic and diluted net loss per share          21,605,162       2,692,932       8,029,785      2,676,212
                                                         ===========      ==========      ==========     ==========

Adjusted net loss per share (1):
Adjusted net loss used in computing loss per share       $    (1,487)     $   (4,199)     $   (9,078)    $  (19,613)
                                                         ===========      ==========      ==========     ==========
Basic and diluted net loss per share                     $     (0.07)     $    (1.56)     $    (1.13)    $    (7.33)
                                                         ===========      ==========      ==========     ==========
Weighted average number of shares used in computing
 basic and diluted adjusted net loss per share            21,605,162       2,692,932       8,029,785      2,676,212
                                                         ===========      ==========      ==========     ==========

     1) The above presentation of adjusted net loss per share has adjusted to exclude the effects of amortization of deferred stock compensation and financial expenses related to beneficial conversion feature of convertible debenture.